Filed by TALX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465
THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL GIVEN BY EQUIFAX AND TALX REGARDING THE MERGER ON FEBRUARY 15, 2007.
TALX CALL SCRIPT

(JEFF DODGE)
GOOD MORNING! WELCOME TO TODAY’S CONFERENCE CALL. I’M JEFF DODGE, HEAD OF INVESTOR RELATIONS WITH EQUIFAX. WITH ME TODAY ARE RICK SMITH, OUR CHAIRMAN & CHIEF EXECUTIVE OFFICER AND LEE ADREAN, CHIEF FINANCIAL OFFICER. AND FROM TALX, BILL CANFIELD, CHAIRMAN, CEO, AND PRESIDENT AND KEITH GRAVES, SENIOR VICE PRESIDENT AND CFO ARE ALSO WITH US.
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BEFORE WE BEGIN WITH OUR PREPARED REMARKS, LET ME REMIND EVERYONE WITH OUR STATEMENT ON FORWARD-LOOKING INFORMATION. THIS PRESENTATION AND OUR DISCUSSION TODAY WILL INCLUDE STATEMENTS THAT DO NOT DIRECTLY OR EXCLUSIVELY RELATE TO HISTORICAL FACTS. SUCH STATEMENTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES LAWS AND INCLUDE STATEMENTS REGARDING BENEFITS OF THE PROPOSED MERGER, INTEGRATION PLANS AND EXPECTED SYNERGIES, AND ANTICIPATED FUTURE OPERATING PERFORMANCE AND RESULTS, INCLUDING ESTIMATES OF GROWTH. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF MANAGEMENT FOR BOTH EQUIFAX AND TALX.
THERE ARE A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM OUR FORWARD-LOOKING STATEMENTS. THESE FACTORS ARE REFERRED TO IN OUR JOINT PRESS RELEASE ISSUED YESTERDAY. THERE ARE ALSO OTHER FACTORS THAT MAY AFFECT THE
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FUTURE RESULTS OF EQUIFAX AND TALX WHICH ARE SET FORTH IN OUR RESPECTIVE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. SUCH FILINGS ARE AVAILABLE AT THE INVESTOR CENTERS ON EQUIFAX’S WEBSITE AT WWW.EQUIFAX.COM/INVESTOR AND TALX’S WEBSITE AT WWW.TALX.COM.
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TODAY’S CALL IS BEING RECORDED IN ADDITION TO BEING WEB CAST LIVE OVER THE INTERNET AND WILL BE AVAILABLE ON EACH OF OUR WEBSITES.
NOW I’D LIKE TO TURN IT OVER TO RICK ...
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(RICK SMITH)
THANKS JEFF AND GOOD MORNING EVERYONE.
▼	I’M GLAD YOU COULD JOIN US FOR A VERY IMPORTANT ANNOUNCEMENT. YESTERDAY, WE ANNOUNCED THAT EQUIFAX WILL ACQUIRE TALX, A LEADING PROVIDER OF HUMAN RESOURCE AND PAYROLL-RELATED OUTSOURCING SERVICES.
◆	THE TOTAL PURCHASE PRICE IS APPROXIMATELY $1.4 BILLION, INCLUDING THE ASSUMPTION OF $191.5 MILLION OF TALX DEBT.

◆	THE ACQUISITION IS SUBJECT TO APPROVAL BY TALX SHAREHOLDERS AND CERTAIN REGULATORY AGENCIES.
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▼	IN A MOMENT, LEE ADREAN WILL GIVE YOU THE FINANCIAL DETAILS AND THEN WE WILL TAKE YOUR QUESTIONS. BUT FIRST, LET ME SPEND A FEW MINUTES TO EXPLAIN WHY WE ARE EXCITED ABOUT THIS OPPORTUNITY.

▼	THIS ACQUISITION IS THE RESULT OF ALMOST ONE YEAR OF STRATEGIC PLANNING WHERE WE CAREFULLY ANALYZED OUR COMPETENCIES AND THE OPPORTUNITIES TO LEVERAGE OUR STRENGTHS, BOTH MANAGERIALLY AND FINANCIALLY, TO DRIVE INCREMENTAL GROWTH. TALX PRESENTS A STRONG STRATEGIC FIT FOR EQUIFAX, BRINGING TOGETHER TWO COMPANIES WITH UNIQUE DATA ASSETS AND PROPRIETARY TECHNOLOGIES WHICH ENABLE OUR RESPECTIVE CUSTOMERS TO MAKE CRITICAL DECISIONS WITH CONFIDENCE.
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▼	TALX HAS AN EXCELLENT REPUTATION WITH THEIR CUSTOMERS AND A DEMONSTRATED COMMITMENT TO SAFEGUARD AND SECURE THE DATA THAT IS ENTRUSTED TO THEM.
◆	THEY ARE A LEADING PROVIDER OF A WIDE SPECTRUM OF WORKFORCE VERIFICATION AND EMPLOYMENT SERVICES — INCLUDING EMPLOYMENT AND INCOME VERIFICATION, PAY REPORTING, HIRING SERVICES, AND EMPLOYMENT TAX MANAGEMENT – IN A HIGH GROWTH, EMERGING MARKET.
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◆	TALX KEY BUSINESS LINE, CALLED THE WORK NUMBER, HAS A POWERFUL BUSINESS MODEL. WHEN A CONSUMER APPLIES FOR A MORTGAGE, THE MORTGAGE COMPANY TYPICALLY NEEDS TO VERIFY THE CONSUMER’S EMPLOYMENT AND INCOME. THE TRADITIONAL MODEL CALLS FOR THE VERIFIER TO CALL A CONSUMER’S EMPLOYER, WHO VERIFIES EMPLOYMENT AND INCOME MANUALLY. PROVIDING DATA THIS WAY COSTS EMPLOYERS TIME AND MONEY. TALX RELIEVES THE BURDEN ON EMPLOYERS BY TAKING EMPLOYMENT AND INCOME DATA FROM THEM ELECTRONICALLY, AND MAKES IT EASIER FOR VERIFIERS TO FULLFIL THEIR DATA REQUIREMENTS, ALLOWING THEM TO GET THE DATA IN AN AUTOMATED WAY. AS A RESULT, TALX HAS INCOME AND EMPLOYMENT DATA ON OVER 40 MILLION ACTIVE WORKERS. EVEN BETTER NEWS, THIS REPRESENTS ONLY 30% OF NON-FARM EMPLOYEES — INDICATING SUBSTANTIAL ROOM FOR GROWTH. OF COURSE, THE
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WORK NUMBER HAS BENEFITS TO A WIDE VARIETY OF VERIFIERS BESIDES MORTGAGE PROVIDERS, INCLUDING PRE-EMPLOYMENT SCREENERS, CONSUMER FINANCE COMPANIES, PROPERTY MANAGEMENT COMPANIES, AND SOCIAL SERVICES AGENCIES.

◆	THE OTHER TWO BUSINESS LINES, TAX MANAGEMENT SERVICES AND TALENT MANAGEMENT SERVICES, ARE COMPLEMENTARY TO THE WORK NUMBER AND ARE STRONG CONTRIBUTORS TO REVENUE AND EARNINGS GROWTH.

◆	THEY HAVE NEARLY DOUBLED REVENUE IN THEIR LAST 3 FISCAL YEARS AND OPERATING INCOME HAS INCREASED 2 1/2 TIMES DURING THE SAME THREE YEAR PERIOD.
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◆	AND, THEY GENERATED OVER $39 MILLION CASH FROM OPERATING ACTIVITIES IN FISCAL 2006, ENDED MARCH 31, 2006.
▼	THE ACQUISITION OF TALX REPRESENTS A VERY IMPORTANT STEP TOWARD ACHIEVING THE STRATEGIC OBJECTIVES WE DETAILED DURING OUR INVESTOR DAY AT THE NEW YORK STOCK EXCHANGE IN SEPTEMBER.
◆	OUR VISION IS ... TO BE THE TRUSTED PROVIDER OF INFORMATION SOLUTIONS THAT EMPOWER OUR CUSTOMERS TO MAKE CRITICAL DECISIONS WITH GREATER CONFIDENCE.

◆	DATA IS AT THE CORE OF OUR VALUE PROPOSITION TO CUSTOMERS
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◆	OUR STRATEGIC PLAN INCLUDES FOUR KEY ELEMENTS
m	DRIVE GREATER SHARE OF WALLET AND PENETRATION ... WITH OUR CUSTOMERS THROUGH CROSS-SELLING AND NEW PRODUCT INNOVATION;

m	INCREASE ENABLING TECHNOLOGIES AND PREDICTIVE SCIENCES PENETRATION ... TO ACCELERATE GROWTH WITH EXISTING CUSTOMERS;

m	INVEST IN DATA SOURCES THAT DIFFERENTIATE ... AND HELP OUR CUSTOMERS IN THEIR HIGH RISK DECISIONING APPLICATIONS; AND

m	EXPANDING INTO KEY EMERGING ADJACENCIES ... WHERE INFORMATION AND DECISIONING TECHNOLOGIES PROVIDE NEW REVENUE GROWTH FOR EXISTING AND NEW MARKETS.
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▼	THE ACQUISITION OF TALX IS DIRECTLY RESPONSIVE TO THREE OF THESE STRATEGIC OBJECTIVES
◆	WE ARE INVESTING IN A COMPANY THAT MAINTAINS A UNIQUE DATABASE WHICH HELPS A WIDE RANGE OF CUSTOMERS MAKE KEY EMPLOYMENT, LENDING, AND BENEFIT ENTITLEMENT DECISIONS;

◆	WE ARE EXPANDING INTO THE COMPLEMENTARY EMPLOYMENT INFORMATION AND SERVICES MARKET WHERE INFORMATION, AUTOMATED DELIVERY TECHNOLOGY AND EFFICIENT SERVICE DELIVERY CAN TAP INTO NEW AND ATTRACTIVE SOURCES OF GROWTH; AND
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◆	WE CAN ACHIEVE GREATER SHARE OF WALLET BY CROSS-SELLING AND EXPANDING THE MARKET FOR EMPLOYMENT VERIFICATION SERVICES.
▼	TALX ALSO SHARES A SIMILAR BUSINESS MODEL AND BUSINESS CHARACTERISTICS WITH EQUIFAX ...
◆	THEY OFFER VALUABLE AND UNIQUE INFORMATION SOLUTIONS TO THEIR CUSTOMERS;

◆	THEY HAVE A STRONG FRANCHISE AND AN EXCELLENT REPUTATION;

◆	THEIR BUSINESS MODEL IS PRINCIPALLY TRANSACTION BASED WITH RECURRING AND PREDICTABLE REVENUES;

◆	THEY HAVE PROPRIETARY TECHNOLOGY AND A LEADING MARKET POSITION;
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◆	THEY ARE ABLE TO LEVERAGE THEIR DATABASE AND AUTOMATED SERVICE DELIVERY TO ACHIEVE STRONG OPERATING MARGINS AND CASH FLOW; AND

◆	THEY ARE ABSOLUTELY COMMITTED TO SAFEGUARDING AND SECURING SENSITIVE CONSUMER AND BUSINESS INFORMATION.
▼	WITH THIS ACQUISITION, WE ARE MOVING EQUIFAX TO A NEW LEVEL WITH BROADER REACH AND A LARGER CUSTOMER BASE.
◆	IT’S A HIGH GROWTH MARKET THAT WE LIKE;

◆	WITH OVERLAPPING CUSTOMERS WITH WHOM WE CAN INCREASE PENETRATION AND CROSS-SELL SERVICES;
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◆	AN OPPORTUNITY TO FURTHER LEVERAGE OUR ENABLING TECHNOLOGIES; AND,

◆	AS OUR FIFTH BUSINESS UNIT, ANOTHER ENGINE TO ACCELERATE OUR LONG TERM GROWTH.
NOW I’D LIKE TO ASK BILL CANFIELD, TALX CHAIRMAN & CEO TO GIVE HIS VIEWPOINTS.
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THANKS RICK ...
WE AT TALX ARE VERY EXCITED ABOUT THE OPPORTUNITY TO JOIN EQUIFAX. THE ADDITIONAL RESOURCES OF EQUIFAX WILL ALLOW US TO IMPLEMENT SEVERAL INITIATIVES MORE QUICKLY, BENEFITING ALL OF OUR STAKEHOLDERS — OUR SHAREHOLDERS, EMPLOYEES, AND CLIENTS, ALIKE. IN PARTICULAR, WE SEE OPPORTUNITIES IN THE AREAS OF STRATEGIC MARKETS AND ANALYTICS, INTERNATIONAL OPERATIONS FOR THE WORK NUMBER, AND ADDED SERVICES FOR OUR TALENT MANAGEMENT SERVICES SEGMENT.
ADDITIONALLY, EQUIFAX’S STRONG RELATIONSHIPS WITH ITS CLIENTS WILL HELP EXTEND OUR REACH WITH THE WORK NUMBER TO NEW VERIFIERS AND EMPLOYERS. OUR OTHER HR SOLUTIONS CAN ALSO BE TAKEN TO A MUCH BROADER MARKET DRIVING FURTHER REVENUE GROWTH.
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TALX FITS NICELY WITH EQUIFAX’S VISION AND STRATEGY, AND WE LOOK FORWARD TO COMPLETING THIS DEAL TO PROVIDE EVEN MORE BENEFITS AND SERVICES TO OUR CLIENTS.
THANKS RICK ...
THANK YOU BILL ... I’M EXCITED ABOUT THE OPPORTUNITIES AND THE SHAREHOLDER VALUE WE WILL CREATE TOGETHER.
NOW LET ME TURN IT OVER TO LEE ADREAN TO GIVE YOU THE FINANCIAL DETAILS.
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THANKS RICK AND GOOD MORNING ONCE AGAIN ...
▼	AS RICK POINTED OUT, TALX IS A NATURAL FIT FOR EQUIFAX. A UNIQUE DATABASE, PROPRIETARY TECHNOLOGY, INNOVATIVE SERVICES, AND A MARKET WITH SIGNIFICANT ADDITIONAL PENETRATION POTENTIAL REPRESENT A COMPELLING COMBINATION TO DRIVE SUSTAINABLE GROWTH AND SHAREHOLDER VALUE.

▼	TALX HAS A SOUND BUSINESS MODEL AND HAS DEMONSTRATED OUTSTANDING PERFORMANCE.
◆	THEIR COMPOUND ANNUAL GROWTH RATE FOR REVENUE HAS EXCEEDED 30% OVER THE LAST 2 FISCAL YEARS ENDING IN MARCH, 2006;
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◆	WHILE THIS GROWTH HAS BEEN AIDED BY ACQUISITION, ORGANIC GROWTH HAS BEEN IN THE MID TO HIGH TEENS, AND WE ARE CONFIDENT THAT CONTINUED MARKET PENETRATION POTENTIAL AND THE OPPORTUNITY FOR NEW PRODUCTS AND SERVICES WILL ALLOW CONTINUED ORGANIC GROWTH IN THIS RANGE OVER THE NEXT FEW YEARS.

◆	WE EXPECT THE ACQUISITION OF TALX WILL RAISE EQUIFAX’S EXPECTED ANNUAL GROWTH FROM A RANGE OF 7-10% TO 8-11% ANNUALLY

◆	12 MONTH OPERATING MARGIN FROM CONTINUING OPERATIONS AT MARCH 31, 2006 WAS 26.6% UP FROM 17.1% IN FISCAL 2004;
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◆	LIKE EQUIFAX, TALX PROVIDES HIGH VALUE SERVICES WITH LEADING POSITIONS IN SCALABLE BUSINESSES, WHICH HAS YIELDED STRONG AND INCREASING OPERATING MARGINS AND PROFITABILITY. WITH THE LEVERAGE OF FURTHER GROWTH, PLUS COST SYNERGIES, EQUIFAX EXPECTS ADDITIONAL INCREASES IN OPERATING MARGINS.

◆	ALSO, LIKE EQUIFAX, TALX’S STRONG OPERATING MARGINS AND LOW CAPITAL INTENSITY RESULT IN STRONG FREE CASH FLOW.
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▼	IN ORDER TO HELP YOU BETTER UNDERSTAND THE IMPACT OF THIS ACQUISITION ON THE CASH FLOW OF THE COMBINED COMPANIES, WE WILL BE PRESENTING CASH EPS, A NON-GAAP MEASURE, AS WE GO FORWARD. WE WILL DEFINE CASH EPS AS EARNINGS PER SHARE ADJUSTED FOR THE AFTER-TAX EFFECT OF THE AMORTIZATION OF ACQUISITION RELATED INTANGIBLES.
◆	BEFORE THE ACQUISITION, CASH EPS FOR EQUIFAX IN 2007 WAS EXPECTED TO BE BETWEEN $2.30 AND $2.38, UP FROM $2.16 IN 2006.

◆	THE ACQUISITION OF TALX IS EXPECTED TO BE ACCRETIVE TO CASH EPS IN 2008, THE FIRST FULL YEAR OF THE COMBINED OPERATIONS, BY APPROXIMATELY $0.04 TO $0.07 AND WILL ADD 1-2% TO EQUIFAX’S CASH EPS GROWTH RATE OVER THE NEXT 3-5 YEARS.
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◆	EQUIFAX’S EXPECTED EPS GROWTH, AS DESCRIBED IN THE SEPTEMBER 2006 INVESTOR DAY PRESENTATION, WAS 9-11% COMPOUNDED OVER THE NEXT 4 YEARS AND, UNDER THE ASSUMPTIONS USED THAT DAY, WOULD HAVE BEEN THE SAME FOR EITHER GAAP EPS AS ADJUSTED, OR CASH EPS.

◆	EQUIFAX NOW EXPECTS CASH EPS GROWTH FROM 2008 FORWARD TO BE 10-13%.
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◆	FOR 2007, A PARTIAL YEAR, THIS ACQUISITION IS EXPECTED TO BE DILUTIVE TO CASH EPS BY APPROXIMATELY $0.10 BECAUSE:
1.	IT WILL TAKE 3-6 MONTHS TO IMPLEMENT INTENDED COST SYNERGIES;

2.	IT WILL ALSO TAKE 3-6 MONTHS TO REPURCHASE THE PLANNED NUMBER OF SHARES FOLLOWING THE ACQUISITION; AND

3.	UNDER GAAP ACCOUNTING FOR THE ACQUISITION, WE WILL NOT BE ABLE TO RECOGNIZE AS REVENUE CERTAIN DEFERRED REVENUES THAT TALX WOULD OTHERWISE REPORT. THIS WILL HAVE A DISPROPORTIONATE EFFECT ON THE FIRST 6-12 MONTHS WHICH WE ESTIMATE TO BE BETWEEN ~$0.02 AND $0.03.
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▼	UNDER GAAP ACCOUNTING FOR THE ACQUISITION, WE ALSO ESTIMATE THE ANNUAL AMORTIZATION OF ACQUISITION INTANGIBLES AT APPROXIMATELY $50 MILLION FOR THE FIRST FEW YEARS, OR APPROXIMATELY $0.25 PER SHARE. THIS WILL BE DILUTIVE TO OUR GAAP EPS.

▼	THE ACQUISITION VALUE IS APPROXIMATELY $1.4 BILLION BASED ON THE CLOSING PRICE OF EQUIFAX ON FEBRUARY 14, 2007.
◆	TALX SHAREHOLDERS MAY ELECT TO RECEIVE EITHER 0.861 SHARES OF EQUIFAX STOCK, $35.50 IN CASH OR A COMBINATION OF STOCK AND CASH OF EQUIVALENT VALUE, SUBJECT TO PRORATION SO THAT THE TOTAL CONSIDERATION ISSUED FOR TALX STOCK CONSISTS OF 75% EQUIFAX STOCK AND 25% CASH.
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◆	IN THE AGGREGATE, EQUIFAX WILL ISSUE APPROXIMATELY 22 MILLION SHARES OF STOCK AND PAY APPROXIMATELY $300 MILLION IN CASH.

◆	EQUIFAX WILL ALSO ASSUME TALX’ DEBT, WHICH CURRENTLY STANDS AT $191.5 MILLION AT DECEMBER 31, 2006.
▼	EQUIFAX WILL FINANCE THE CASH PORTION OF THE ACQUISITION WITH BORROWINGS UNDER OUR SENIOR REVOLVING CREDIT FACILITY OF WHICH $500 MILLION WAS AVAILABLE AT FEBRUARY 14, 2007.

▼	THE BOARD OF DIRECTORS HAS ALSO AUTHORIZED $400 MILLION IN ADDITIONAL SHARE REPURCHASE, WHICH BRINGS OUR TOTAL BUYBACK AUTHORIZATION TO $783 MILLION.
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◆	THROUGH OPEN MARKET AND PRIVATELY NEGOTIATED SHARE REPURCHASES AFTER THE CLOSING OF THE TRANSACTION, WE INTEND TO REPURCHASE APPROXIMATELY $700 MILLION, OR 75%, OF THE EQUITY ISSUED FOR THIS TRANSACTION SUBJECT TO MARKET CONDITIONS AND APPLICABLE SECURITIES LAWS.

◆	AFTER THE PLANNED SHARE REPURCHASES, THE EQUITY OF EQUIFAX IS EXPECTED TO BE APPROXIMATELY $200 MILLION ABOVE THE LEVEL JUST PRIOR TO THE ACQUISITION CLOSING.
▼	TALX SHAREHOLDERS WILL NEED TO APPROVE THE DEAL WHICH WE EXPECT DURING THE SECOND QUARTER.

▼	CERTAIN REGULATORY APPROVALS WILL ALSO BE NEEDED, INCLUDING HART SCOTT RODINO.
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▼	AND, THE CUSTOMARY CLOSING CONDITIONS WILL ALSO NEED TO BE SATISFIED.

▼	THE DEAL IS EXPECTED TO CLOSE LATE IN THE SECOND QUARTER OR EARLY THIRD QUARTER.

▼	AFTER CLOSING, WE WILL UPDATE OUR ANNUAL GUIDANCE.
I BELIEVE THE FINANCIAL PLAN THAT SUPPORTS THIS ACQUISITION HAS BEEN WELL THOUGHT OUT AND IS ACHIEVABLE. IT IS A SIGNIFICANT TRANSACTION FOR EQUIFAX BUT SQUARELY FITS WITH OUR STRATEGIC PLAN.
NOW I’D LIKE TO TURN IT BACK TO RICK ...
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THANKS LEE
TALX IS A SOLID COMPANY WITH AN EXCELLENT REPUTATION. THEY DELIVER HIGH VALUE INFORMATION SOLUTIONS TO THEIR CUSTOMERS AND THEY DELIVER VALUE TO THEIR SHAREHOLDERS.
THESE ARE ALSO EQUIFAX CHARACTERISTICS. THIS IS AN IMPORTANT STEP FOR EQUIFAX, ENABLING US TO CONTINUE DELIVERING THE GROWTH AND VALUE THAT OUR SHAREHOLDERS, CUSTOMERS, AND EMPLOYEES EXPECT AND DESERVE.
WE HAVE A LOT OF WORK TO DO AND I KNOW YOU HAVE HIGH EXPECTATIONS OF THIS MANAGEMENT TEAM. WE INTEND TO DELIVER ON THOSE EXPECTATIONS.
NOW I’D LIKE TO TURN IT OVER TO THE OPERATOR FOR YOUR QUESTIONS.
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Additional Information and Where to Find It
     In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com). Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
     Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.
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